ARTRA GROUP Incorporated
      Supplement dated June 10, 1999 to Prospectus dated October 23, 1997, as supplemented by Supplement dated March 9, 1999




Set forth in this Supplement is certain information included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 of ARTRA GROUP Incorporated ("ARTRA" or the "Company") and certain financial information and risks factors relating the prosposed merger of the Company with Entrade Inc.

As discussed in Note 9 to the Company's condensed consolidated financial statements for the quarter ended March 31, 1999 and in Form 8-K dated April 19, 1999, ARTRA entered into a letter of intent to purchase all of the issued and outstanding common stock of Public Liquidations Systems, Inc. and Asset Liquidation Group, Inc., d/b/a as Nationwide Auction Systems Corp. Consummation of the transaction is subject to certain conditions, including performance of the buyer's and seller's due diligence and negotiation of a definitive asset purchase agreement. The letter of intent, as extended, expires on June 11, 1999. This potential acquisition is not as yet deemed probable as no assurance can be given that the parties will complete their due diligence or enter into a definitive agreement by that date.

                                SUPPLEMENT INDEX


                                                                       Page

Information included in the Quarterly Report on Form 10-Q
  of ARTRA GROUP Incorporated ("ARTRA" or the "Company")
  for the quarter ended  March 31, 1999
        Management's  Discussion and Analysis of
           Financial Condition and Results of Operations                 1
        Index to Financial Statements                                    5

Financial information relating to the proposed merger
  of the Company and Entrade Inc.
        Unaudited Pro Forma Condensed Combined Balance Sheet
           as of March 31, 1999*                                        17

        Unaudited Pro Forma Condensed Combined Statement of
           Operations for the three months ended March 31, 1999**       18

        Index to Consolidated Balance Sheet
           as of February 23, 1999 for Entrade Inc. ***                 19


Risk factors relating to the proposed merger of the Company
  and Entrade Inc.                                                      25


Consent of  Independent Accountants                                     40


Capitalized terms not defined herein shall have the meanings set forth in the Prospectus, as supplemented to date.











_____________________________

          * Presented as if the proposed merger of ARTRA with a subsidiary of Entrade Inc. and the exchange of ARTRA common stock and ARTRA preferred stock for Entrade Inc. common stock had been approved by ARTRA's shareholders and was effective as of March 31, 1999.

          ** Presented as if the proposed merger of ARTRA with a subsidiary of Entrade Inc. and the exchange of ARTRA common stock and ARTRA preferred stock for Entrade Inc. common stock had been approved by ARTRA's shareholders and was effective as of January 1, 1999.

          ***  The date of the proposed merger.

               Consummation of the merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS




The following discussion supplements the information found in the financial statements and related notes:


         Results of Operations

We significantly changed the business focus of the company during the fourth quarter of fiscal year 1998. We exited our then one industry segment, the packaging products business, conducted by the discontinued Bagcraft subsidiary. We are actively investigating new business opportunities starting with the Entrade transaction discussed below. Our consolidated financial statements for the three months ended March 31, 1998 have been reclassified to report separately the results of operations of the Bagcraft subsidiary in discontinued operations.


Three Months Ended March 31, 1999 vs. Three Months Ended March 31, 1998
         Continuing Operations

Selling, general and administrative expenses from continuing operations were $1,354,000 for the three months ended March 31, 1999 as compared to $622,000 for the three months ended March 31, 1998. We incurred a compensation charge of $300,000 during the first quarter of 1999 relating to stock options granted to certain individuals employed to manage our entry into the Internet business-to-business e-commerce and on-line auction business and also had $433,000 of losses incurred by Entrade.

During the three months ended March 31, 1999, we had net interest income of $86,000 as compared to net interest expense of $1,134,000 during the three months ended March 31, 1998. We used a significant portion of the cash proceeds received from the November 1998 sale of the assets of the discontinued Bagcraft subsidiary to pay off borrowings on our various loan agreements. We have invested a substantial portion of the remaining net proceeds in interest bearing cash equivalents.

We were  unable to  recognize  an income  tax  benefit  in  connection  with the
company's   1999  and  1998  pre-tax  losses  due  to  the  company's  tax  loss carryforwards and the uncertainty of future taxable income.


         Discontinued Operations

During the three months ended March 31, 1998, we incurred a loss of $138,000 at the discontinued Bagcraft subsidiary.


Liquidity and Capital Resources

         Cash and Cash Equivalents and Working Capital

Our cash and cash equivalents decreased $2,436,000 during the three months ended March 31, 1999. Cash flows used by operating activities of $2,074,000 and cash flows used by investing activities of $1,652,000 exceeded cash flows from financing activities of $1,290,000. Operating activities used cash flows to fund the Company's net loss for the quarter ended March 31, 1999 and to pay liabilities of the discontinued Bagcraft subsidiary. Investing activities used cash flows for our investment in and advances to Entrade. Financing activities provided cash flows from the exercise of stock options and warrants.

Our consolidated working capital decreased to $3,760,000 at March 31, 1999 as compared to consolidated working capital of $6,813,000 at December 31, 1998. We used working capital to pay of liabilities of the discontinued Bagcraft subsidiary and for our investment in and advances to Entrade.

         Operating Plan

On February 23, 1999, we entered into a merger agreement with WWWX and Entrade Inc. ("Entrade", formerly NA Acquisition Corp.), a 90% owned subsidiary of WWWX. As a result of the merger agreement, we will become a wholly owned subsidiary of Entrade, and the shareholders of the company will become shareholders of Entrade. Under the terms of the merger agreement, the company's shareholders will receive one share of Entrade common stock in exchange for each share of the company's common stock. Additionally, the ARTRA preferred stock shareholders, which shall include persons who elect to exchange their BCA preferred stock prior to the merger, will receive shares of Entrade common stock in exchange for shares of their respective preferred stock issuances. All stock options and warrants issued by the company and outstanding on the closing date of the Merger will be converted into Entrade stock options and warrants.


Entrade  owns  all  of  the  outstanding  capital  stock  of  entrade.com,  Inc.
("entrade.com") and 25% of the Class A Common Stock of asseTrade.com, Inc. ("asseTrade.com").

entrade.com is an Internet business-to-business e-commerce company seeking to provide asset disposition solutions for the utility and large industrial manufacturing sectors. asseTrade.com proposes to develop and implement comprehensive asset/inventory recovery, disposal, remarketing and management solutions for corporate clients through advanced Internet electronic business applications, including on-line auctions.

In connection with the execution of the Merger Agreement, on February 23, 1999, Entrade acquired certain software and intellectual property and 25% of the shares of Class A Voting Common Stock of asseTrade.com (collectively, the "Purchased Assets") from WWWX, in exchange for 1,800,000 shares of Entrade
Common Stock, $800,000 in cash and a note for $500,000, payable upon the consummation of the Merger or the earlier termination of the Merger Agreement. On February 19, 1999, Entrade had agreed with Energy Trading Company ("ETCO"), a wholly owned subsidiary of Peco Energy Company, to issue to ETCO 200,000 shares of Entrade Common Stock, and to pay ETCO $100,000 in exchange for certain retained rights ETCO held in the Purchased Assets. Entrade also agreed with both WWWX and ETCO that it would provide a minimum of $4,000,000 in funding for entrade.com. Under separate loan agreements, ARTRA agreed to loan Entrade up to $2,000,000 to fund the $800,000 cash payment to WWWX and to provide funding for entrade.com until the consummation of the Merger or the earlier termination of the Merger Agreement. Under the Merger Agreement, the Company agreed to guaranty the $4,000,000 funding for entrade.com if the Merger is consummated.

Consummation of the merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.

The company has adequate funds available to fund its obligations under the merger agreement and to fund entrade.com's operations for the remainder of 1999.


         Capital Expenditures

ARTRA's corporate entity has no material commitments for capital expenditures.


         Investment in COMFORCE Corporation

ARTRA, along with its wholly owned Fill-Mor subsidiary, owns a significant minority interest in COMFORCE Corporation ("COMFORCE"), consisting of 1,525,500 shares or approximately 9% of the outstanding common stock of COMFORCE as of December 31, 1998 with an aggregate value as of that date of $8,200,000.

The COMFORCE shares constitute unregistered securities under the Securities Act of 1933 (the "Act"). As a result of ARTRA's former involvement in the operations and management of COMFORCE, ARTRA was considered an "affiliate" of COMFORCE under the Act, and because of this, the number of shares that ARTRA could sell without registration under the Act within any three-month period was limited. For the reasons set forth below, the Company believes that an exemption from registration under Rule 144(k) promulgated under the Act is now available to it, and therefore the limitations under Rule 144 on the number of restricted shares that ARTRA could sell within any three-month period without registrations are no longer applicable to it.

There can be no assurance that the Securities and Exchange Commission would concur with our position. Notwithstanding this, we do not believe that our ability to sell COMFORCE shares, or eventually to realize on the value of our COMFORCE shares, will be affected in a material adverse way, although we may not be able to sell our COMFORCE shares as quickly as we could if we were to use Rule 144(k), and in any event, an attempt to sell a large number of our COMFORCE shares over a limited period could be expected to result in a reduction in the value of such shares.

In January 1996, our Board of Directors approved the sale of 200,000 of ARTRA's COMFORCE common shares to certain officers, directors and key employees of ARTRA for non-interest bearing notes totaling $400,000. The notes are collateralized by the related COMFORCE common shares. Additionally, the noteholders have the right to put their COMFORCE shares back to ARTRA in full payment of the balance of their notes. Based upon the preceding factors, we have concluded that, for reporting purposes, we have effectively sold options to certain officers, directors and key employees to acquire 200,000 of our COMFORCE common shares. Accordingly, in January 1996 these 200,000 COMFORCE common shares were removed from the our portfolio of "Available-for-sale securities" and were classified in the our condensed consolidated balance sheet as other receivables with an aggregate value of $400,000, based upon the value of proceeds to be received upon future exercise of the options. The disposition of these 200,000 COMFORCE common shares resulted in a gain that was deferred and will not be recognized in the our financial statements until the options to purchase these 200,000 COMFORCE common shares are exercised. During the first quarter of 1998, options to acquire 14,000 of these COMFORCE common shares were exercised resulting in a realized gain of $53,000. At March 31, 1999, options to acquire 55,750 COMFORCE common shares remained unexercised and were classified in our condensed consolidated balance sheet as other receivables with an aggregate value of $112,000, based upon the value of proceeds to be received upon future exercise of the options.


         Redeemable Preferred Stock

As discussed in Note 4 to our condensed consolidated financial statements, we have outstanding redeemable preferred stock with a carrying value of $2,921,000 at March 31, 1999. Certain redeemable preferred stock issues of the BCA and Bagcraft subsidiaries are included in liabilities of discontinued operations at March 31, 1999.

Under the terms of the Merger Agreement with WWWX and Entrade (See Note 2 to our condensed consolidated financial statements), if approved by the Company's shareholders, the ARTRA preferred stock shareholders, which shall include persons who elect to exchange their BCA preferred stock for ARTRA preferred stock prior to the merger, will receive shares of Entrade Common Stock in exchange for shares of their respective preferred stock issuances.


         Litigation

We are the defendants in various business-related litigation and environmental matters. See Note 7 to our condensed consolidated financial statements. At March 31, 1999 and December 31, 1998, we had accrued current liabilities of $1,500,000 for potential business-related litigation and environmental liabilities. While these litigation and environmental matters involve wide ranges of potential liability, we do not believe the outcome of these matters will have a material adverse effect on the our financial statements.


         Net Operating Loss Carryforwards

At December 31, 1998, we had Federal income tax loss carryforwards of approximately $10,000,000 expiring principally in 2010 - 2012, available to be applied against future taxable income, if any. In recent years, we have issued shares of our common stock to repay various debt obligations, upon exercise of stock options and warrants, as consideration for acquisitions, to fund working capital obligations and as consideration for various other transactions. Section 382 of the Internal Revenue Code of 1986 limits a corporation's utilization of its Federal income tax loss carryforwards when certain changes in the ownership of a corporation's common stock occurs. In our opinion, we not currently subject to such limitations regarding the utilization of its Federal income tax loss carryforwards. Should we continue to issue a significant number of shares of our common stock, it could trigger a limitation on our ability to utilize our Federal income tax loss carryforwards.

Impact of Inflation and Changing Prices

Inflation has become a less significant factor in our economy; however, to the extent permitted by competition, we have generally passed increased costs to our customers by increasing sales prices over time.

Recently Issued Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. We have not determined what impact this standard, when adopted, will have on the our financial statements.


Year 2000 Compliance

The Year 2000 ("Y2K") issue refers to the inability of many computer programs and systems to process accurately dates later than December 31, 1999. Unless these programs are modified to handle the century change, they will likely interpret the Year 2000 as the year 1900. We anticipate that the Year 2000 Issue will not have a material adverse effect on our financial position or results of operations. We have not incurred any significant costs for Y2K compliance to date and do not expect to incur any significant additional costs to complete such compliance. Additionally, we believe the technology and internal computer systems of entrade.com are Y2K compliant.



           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


There have been no material changes in reported market risks faced by the Registrant since December 31, 1998. The Company's investment in COMFORCE common stock is subject to liquidity and market price risks.

                            ARTRA GROUP INCORPORATED

                          INDEX TO FINANCIAL STATEMENTS


                                                                     Page
                                                                    Number
                                                                    ------



        Financial Statements (Unaudited)

        Condensed Consolidated Balance Sheets
          March 31, 1999 and December 31, 1998                         6

        Condensed Consolidated Statements of Operations
          Three Months Ended March 31, 1999 and March 31, 1998         7

        Condensed Consolidated Statement of Changes
          in Shareholders' Equity (Deficit)
          Three Months Ended March 31, 1999                            8

        Condensed Consolidated Statements of Cash Flows
          Three Months Ended March 31, 1999 and March 31, 1998         9

        Notes to Condensed Consolidated Financial Statements          10

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (Unaudited in thousands, except share data)


                                                       March 31,  December 31,
                                                         1999        1998
                                                       --------    --------

                        ASSETS
Current assets:
   Cash and equivalents                                $  9,317    $ 11,753
   Restricted cash and equivalents                          962       1,045
   Available-for-sale securities                          5,816       8,200
   Other                                                    154         270
                                                       --------    --------
               Total current assets                      16,249      21,268

Other assets:
   Advances to NA Acquisition Corp.                         967        --
   Other                                                    335        --
                                                       --------    --------
                                                       $ 17,551    $ 21,268
                                                       ========    ========


                   LIABILITIES
Current liabilities:
   Accrued expenses                                    $    574    $    568
   Income taxes                                           1,123       1,854
   Common stock put warrants                              1,394       1,705
   Liabilities of discontinued operations                 9,398      10,328
                                                       --------    --------
               Total current liabilities                 12,489      14,455
                                                       --------    --------

Commitments and contingencies

Redeemable preferred stock                                2,921       2,857


             SHAREHOLDERS' EQUITY
Common stock, no par value;
   authorized 20,000,000 shares;
   issued 8,603,348 shares in 1999
   and 8,302,110 shares in 1998                           6,453       6,227
Additional paid-in capital                               44,409      42,734
Unrealized appreciation of investments                    8,536      10,920
Accumulated deficit                                     (55,632)    (54,300)
                                                       --------    --------
                                                          3,766       5,581
Less treasury stock, 437,882 shares, at cost              1,625       1,625
                                                       --------    --------
                                                          2,141       3,956
                                                       --------    --------
                                                       $ 17,551    $ 21,268
                                                       ========    ========



The accompanying notes are an integral part of the consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Unaudited in thousands, except per share data)


                                                                                 Three Months Ended
                                                                                 ------------------
                                                                                 March 31,  March 31,
                                                                                   1999       1998*
                                                                                 -------    -------

Net sales                                                                        $  --      $  --
                                                                                 -------    -------

Costs and expenses:
   Cost of goods sold, exclusive of depreciation and amortization                   --         --
   Selling, general and administrative                                             1,354        622
                                                                                 -------    -------
                                                                                   1,354        622
                                                                                 -------    -------

Operating loss                                                                    (1,354)      (622)
                                                                                 -------    -------

Other income (expense):
   Interest income (expense), net                                                     86     (1,134)
   Realized gain on disposal of available-for-sale securities                       --           53
   Other income (expense), net                                                      --          (76)
                                                                                 -------    -------
                                                                                      86     (1,157)
                                                                                 -------    -------

Loss from continuing operations before income taxes                               (1,268)    (1,779)
Provision for income taxes                                                          --         --
                                                                                 -------    -------
Loss from continuing operations                                                   (1,268)    (1,779)
Loss from discontinued operations                                                   --         (138)
                                                                                 -------    -------
Net loss                                                                          (1,268)    (1,917)
Dividends applicable to redeemable preferred stock                                   (64)      (124)
                                                                                 -------    -------
Loss applicable to common shares                                                 ($1,332)   ($2,041)
                                                                                 =======    =======

Per share loss applicable to common shares:
    Basic
       Continuing operations                                                     ($ 0.17)   ($ 0.24)
       Discontinued operations                                                      --        (0.02)
                                                                                 -------    -------
                 Net loss                                                        ($ 0.17)   ($ 0.26)
                                                                                 =======    =======

     Weighted average number of shares of common stock outstanding                 7,965      7,952
                                                                                 =======    =======

    Diluted
       Continuing operations                                                     ($ 0.17)   ($ 0.24)
       Discontinued operations                                                      --        (0.02)
                                                                                 -------    -------
                 Net loss                                                        ($ 0.17)   ($ 0.26)
                                                                                 =======    =======

     Weighted average number of shares of common stock and
           common stock equivalents outstanding                                    7,965      7,952
                                                                                 =======    =======




The accompanying notes are an integral part of the condensed consolidated financial statements.

---------------------------
* As reclassified for discontinued operations.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
  CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                   (Unaudited in thousands, except share data)






                                                                   Accumulated                                          Total
                                       Common Stock     Additional    Other                       Treasury Stock      Shareholders'
                                   ------------------     Paid-in  Comprehensive  Accumulated   -----------------        Equity
                                    Shares    Dollars     Capital     Income       (Deficit)    Shares    Dollars      (Deficit)
                                   ---------  -------   --------- ------------  ------------   --------  --------     ----------

Balance at December 31, 1998       8,302,110   $6,227     $42,734      $10,920      ($54,300)   437,882   ($1,625)         $3,956
                                                                                                                       ----------

Comprehensive income (loss):
 Net loss                                  -        -                        -        (1,268)         -         -          (1,268)

 Net decrease in unrealized
  appreciation of investments              -        -           -       (2,384)            -          -         -          (2,384)
                                                                                                                       ----------
   Comprehensive income (loss)                                                                                             (3,652)
                                                                                                                       ----------

Other changes in
 shareholders' equity:
 Exercise of warrants to
  purchase common stock              263,841      198         940            -             -          -         -           1,138
 Exercise of options to
  purchase common stock               37,397       28         124            -             -          -         -             152
 Outstanding stock optons                  -        -         300            -             -          -         -             300
 Reverse put liability
  for warrants exercised                   -        -         311            -             -          -         -             311
 Redeemable preferred
  stock dividends                          -        -           -            -           (64)         -         -             (64)
                                                                                                                       ----------
   Other changes in
    shareholders' equity                                                                                                    1,837
                                                                                                                       ----------

                                   ---------  -------  ----------  -----------   -----------    -------   -------      ----------
Balance at March 31, 1999          8,603,348   $6,453     $44,409       $8,536      ($55,632)   437,882   ($1,625)         $2,141
                                   =========  =======  ==========  ===========   ===========    =======   =======      ==========


The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited in thousands)




                                                            Three Months Ended
                                                          ---------------------
                                                          March 31,   March 31,
                                                            1999        1998
                                                          --------    --------

Net cash flows used by operating activities               ($ 2,074)   ($ 2,492)
                                                          --------    --------

Cash flows from investing activities:
   Advances to NA Acqusition Corp.                          (1,400)       --
   Decrease in restricted cash                                  83        --
   Additions to property, plant and equipment                 --          (449)
   Proceeds from sale of COMFORCE common stock                --            28
   Other                                                      (335)       --
                                                          --------    --------
Net cash flows used by investing activities                 (1,652)       (421)
                                                          --------    --------

Cash flows from financing activities:
   Proceeds from exercise of stock options and warrants      1,290          17
   Net decrease in short-term debt                            --        (1,850)
   Proceeds from long-term borrowings                         --        36,514
   Reduction of long-term debt                                --       (35,788)
   Repurchase of common stock previously issued
      to pay down short-term notes                            --        (1,518)
   Redeem detachable put warrant                              --          (400)
   Other                                                      --            18
                                                          --------    --------
Net cash flows used by financing activities                  1,290      (3,007)
                                                          --------    --------

Decrease in cash and cash equivalents                       (2,436)     (5,920)
Cash and equivalents, beginning of period                   11,753       5,991
                                                          --------    --------
Cash and equivalents, end of period                       $  9,317    $     71
                                                          ========    ========



Supplemental schedule of noncash
  investing and financing activities:
    ARTRA/BCA redeemable preferred stock
     received as payment ofPeter Harvey advances              --        12,787






The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.       BASIS OF PRESENTATION

ARTRA Group Incorporated, (hereinafter "ARTRA" or the "Company"), is a Pennsylvania corporation incorporated in 1933. Through November 20, 1998, ARTRA operated in one industry segment as a manufacturer of packaging products principally serving the food industry. The packaging products business was conducted by the Company's wholly-owned subsidiary, Bagcraft Corporation of America ("Bagcraft"), which business was sold on November 20, 1998.

As discussed in Note 2, on February 23, 1999, ARTRA entered into an agreement with Entrade Inc. ("Entrade", formerly NA Acquisition Corp.) and WorldWide Web NetworX Corporation ("WWWX") providing for the merger of a subsidiary of Entrade with ARTRA. Entrade, a 90% owned subsidiary of WWWX, owns all of the outstanding capital stock of entrade.com, Inc. ("entrade.com") and 25% of the Class A Common Stock of asseTrade.com, Inc. ("asseTrade.com").

entrade.com is an Internet business-to-business electronic commerce ("e-commerce") company seeking to provide asset disposition solutions for the utility and large industrial manufacturing sectors. asseTrade.com proposes to develop and implement comprehensive asset/inventory recovery, disposal, remarketing and management solutions for corporate clients through advanced Internet electronic business applications, including on-line auctions.

Consummation of the merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.

These condensed consolidated financial statements are presented in accordance with the requirements of Form 10-Q and consequently do not include all the disclosures required in the Company's annual report on Form 10-K. Accordingly, the Company's annual report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission, should be read in conjunction with the accompanying consolidated financial statements. The condensed consolidated balance sheet as of December 31, 1998 was derived from the audited consolidated financial statements in the Company's annual report on Form 10-K.

In the opinion of the Company, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position as of March 31, 1999, and the results of operations and changes in cash flows for the three month periods ended March 31, 1999 and March 31, 1998. Reported interim results of operations are based in part on estimates that may be subject to year-end adjustments. In addition, these quarterly results of operations are not necessarily indicative of those expected for the year.


2.       CHANGE OF BUSINESS

         Entrade Inc.

On February 23, 1999, ARTRA entered into an Agreement and Plan of Merger (the "Merger Agreement") with WWWX, Entrade, a 90% owned subsidiary of WWWX, and WWWX Merger Subsidiary, Inc. ("Merger Sub"), a wholly owned subsidiary of Entrade, pursuant to which Merger Sub will merge into the Company (the "Merger"), with the Company being the surviving corporation. As a result of the Merger, the Company will become a wholly owned subsidiary of Entrade, and the shareholders of the Company will become shareholders of Entrade. Under the terms of the Merger Agreement, the Company's shareholders will receive one share of Entrade
Common  Stock  in  exchange  for  each  share  of the  Company's  Common  Stock.
Additionally, the ARTRA preferred stock shareholders, which shall include persons who elect to exchange their BCA Holdings, Inc. ("BCA", a wholly-owned subsidiary and parent of Bagcraft) preferred stock prior to the merger, will receive shares of Entrade Common Stock in exchange for shares of their respective preferred stock issuances (see Note 4 for a further discussion of preferred stock issuances). All stock options and warrants issued by the Company and outstanding on the closing date of the Merger will be converted into Entrade stock options and warrants. Entrade owns all of the outstanding capital stock of entrade.com and 25% of the Class A Common Stock of asseTrade.com.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



In connection with the execution of the Merger Agreement, on February 23, 1999, Entrade acquired certain software and intellectual property and 25% of the shares of Class A Voting Common Stock of asseTrade.com (collectively, the "Purchased Assets") from WWWX, in exchange for 1,800,000 shares of Entrade
Common Stock, $800,000 in cash and a note for $500,000, payable upon the consummation of the Merger or the earlier termination of the Merger Agreement. On February 19, 1999, Entrade had agreed with Energy Trading Company ("ETCO"), a wholly owned subsidiary of Peco Energy Company, to issue to ETCO 200,000 shares of Entrade Common Stock, and to pay ETCO $100,000 in exchange for certain retained rights ETCO held in the Purchased Assets. Entrade also agreed with both WWWX and ETCO that it would provide a minimum of $4,000,000 in funding for entrade.com. Under separate loan agreements, ARTRA agreed to loan Entrade up to $2,000,000 to fund the $800,000 cash payment to WWWX and to provide funding for entrade.com until the consummation of the Merger or the earlier termination of the Merger Agreement. Under the Merger Agreement, the Company agreed to guaranty the $4,000,000 funding for entrade.com if the Merger is consummated.

Consummation of the merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.


         Bagcraft

Effective August 26, 1998, ARTRA and its wholly-owned BCA subsidiary, the parent of Bagcraft, agreed to sell the business assets of Bagcraft. Additionally, the buyer agreed to assume certain Bagcraft liabilities. The disposition of the Bagcraft business resulted in a net gain of $35,985,000.

The Company's 1998 consolidated financial statements have been reclassified to report separately the results of operations of Bagcraft. The operating results (in thousands) for three months ended March 31, 1998 of the discontinued Bagcraft subsidiary consist of:


        Net sales                                                $   30,839
                                                                 ==========

        Earnings from operations before income taxes
          and minority interest                                  $       63
        Provision for income taxes                                      (12)
        Minority interest                                              (189)
                                                                 ----------
        Loss from discontinued operations                        $     (138)
                                                                 ==========


Liabilities of discontinued operations at March 31, 1999 and December 31, 1998 of $9,398,000 and $10,328,000, respectively, include BCA/Bagcraft redeemable preferred stock issues (see Note 4), contractual obligations, environmental matters and other future estimated costs for various discontinued operations.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



3.            INVESTMENT IN COMFORCE CORPORATION

At March 31, 1999 ARTRA's investment in COMFORCE Corporation ("COMFORCE"), 1,525,500 shares, currently a common stock ownership interest of approximately 9%, was classified in the Company's condensed consolidated balance sheet in current assets as "Available-for-sale securities." At March 31, 1999 the gross unrealized gain relating to ARTRA's investment in COMFORCE, reflected as a separate component of shareholders' equity, was $8,536,000. The investment in COMFORCE common stock, which represents a significant portion of the Company's assets at March 31, 1999 and December 31, 1998, is subject to liquidity and market price risks.

In January 1996, the Company's Board of Directors approved the sale of 200,000 of ARTRA's COMFORCE common shares to certain officers, directors and key employees of ARTRA for non-interest bearing notes totaling $400,000. The notes are collateralized by the related COMFORCE common shares. Additionally, the noteholders have the right to put their COMFORCE shares back to ARTRA in full payment of the balance of their notes. Based upon the preceding factors, the Company had concluded that, for reporting purposes, it had effectively sold options to certain officers, directors and key employees to acquire 200,000 of ARTRA's COMFORCE common shares. Accordingly, in January 1996 these 200,000 COMFORCE common shares were removed from the Company's portfolio of "Available-for-sale securities" and were classified in the Company's condensed consolidated balance sheet as other receivables with an aggregate value of $400,000, based upon the value of proceeds to be received upon future exercise of the options. The disposition of these 200,000 COMFORCE common shares resulted in a gain that was deferred and will not be recognized in the Company's financial statements until the options to purchase these 200,000 COMFORCE common shares are exercised. During the first quarter of 1998, options to acquire 14,000 of these COMFORCE common shares were exercised resulting in a realized gain of $53,000. At March 31, 1999, options to acquire 55,750 COMFORCE common shares remained unexercised and were classified in the Company's condensed consolidated balance sheet as other current assets with an aggregate value of $112,000, based upon the value of proceeds to be received upon future exercise of the options.


4.       REDEEMABLE PREFERRED STOCK

         ARTRA

In March 1990, ARTRA issued 3,750 shares of $1,000 par value junior non-convertible payment-in-kind redeemable Series A Preferred Stock with an estimated fair value of $1,012,000, net of unamortized discount of $2,738,000 as partial consideration for the acquisition of the discontinued Bagcraft subsidiary.

At March 31, 1999 and December 31, 1998, 1,849.34 shares of Series A Preferred Stock were outstanding with carrying values of $2,921,000 and $2,857,000, respectively, including accumulated dividends, net of unamortized discount of $205,000 and $239,000, respectively. The Series A Preferred Stock accrues dividends at the rate of 6% per annum and is redeemable by ARTRA on March 1, 2000 at a price of $1,000 per share plus accrued dividends. Accumulated dividends of $1,276,000 and $1,246,000 were accrued at March 31, 1999 and December 31, 1998, respectively.


         BCA Holdings/ Bagcraft

During 1992 and 1993, in exchange for cash consideration of $3,675,000, a former related party received 3,675 shares of BCA Series A preferred stock (6% cumulative, redeemable preferred stock with a liquidation preference equal to $1,000 per share). At March 31, 1999 and December 31, 1998, liabilities of discontinued operations included 1,672.18 BCA Series A redeemable preferred shares with accumulated dividends of $514,000.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



Effective February 15, 1996, BCA, Bagcraft and a former related party entered into an agreement to exchange certain preferred stock between the Companies. Per terms of the exchange agreement BCA issued 8,135 shares of BCA Series B preferred stock (13.5% cumulative, redeemable preferred stock with a liquidation preference equal to $1,000 per share) to the former related party in exchange for 41,350 shares of Bagcraft redeemable preferred stock. At March 31, 1999 and December 31, 1998, liabilities of discontinued operations included 1,675.79 BCA Series B redeemable preferred shares with accumulated dividends of $650,000.

At March 31, 1999 and December 31, 1998, liabilities of discontinued operations included 8,650 shares of Bagcraft 13.5% cumulative, redeemable preferred stock (liquidation preference equal to $100 per share). Accumulated dividends of $1,315,000 were accrued at March 31, 1999 and December 31, 1998.


On February 23, 1999, ARTRA entered into a Merger Agreement with WWWX and Entrade (see Note 2). As a result of the Merger, the Company will become a wholly owned subsidiary of Entrade, and the shareholders of the Company will become shareholders of Entrade. Under the terms of the Merger Agreement, if approved by the Company's shareholders, the ARTRA preferred stock shareholders, which shall include persons who elect to exchange their BCA preferred stock for ARTRA preferred stock prior to the merger, will receive shares of Entrade Common Stock in exchange for shares of their respective preferred stock issuances.



5.       INCOME TAXES

No income tax benefit was recognized in connection with the Company's 1998 and 1997 pre-tax losses due to the Company's tax loss carryforwards and the uncertainty of future taxable income.

At December 31, 1998, the Company and its subsidiaries had Federal income tax loss carryforwards of approximately $10,000,000 expiring principally in 2010 - 2012, available to be applied against future taxable income, if any. In recent years, the Company has issued shares of its common stock to repay various debt obligations, upon exercise of stock options and warrants, as consideration for acquisitions, to fund working capital obligations and as consideration for various other transactions. Section 382 of the Internal Revenue Code of 1986 limits a corporation's utilization of its Federal income tax loss carryforwards when certain changes in the ownership of a corporation's common stock occurs. In the opinion of management, the Company is not currently subject to such limitations regarding the utilization of its Federal income tax loss carryforwards. Should the Company continue to issue a significant number of shares of its common stock, it could trigger a limitation on its ability to utilize its Federal income tax loss carryforwards.


6.       EARNINGS PER SHARE

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share". Basic earnings (loss) per share is computed by dividing the income available to common shareholders, net earnings (loss), less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings (loss) per share is computed by dividing the income available to common shareholders, net earnings (loss), less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock and common stock equivalents (stock options and warrants), unless anti-dilutive, during each period.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



Earnings (loss) per share for the three months ended March 31, 1999 and 1998 was computed as follows (in thousands, except per share amounts):

                                                        Three Months Ended      Three Months Ended
                                                          March 31, 1999          March 31, 1998
                                                       --------------------     ------------------
                                                         Basic     Diluted       Basic    Diluted
                                                       --------    --------    --------    -------

AVERAGE  SHARES OUTSTANDING:
  Weighted average shares outstanding                     7,965       7,965       7,952      7,952

  Common stock equivalents
      (options/warrants)                                   --          --          --         --
                                                       ========    ========    ========    =======

                                                          7,965       7,965       7,952      7,952
                                                       ========    ========    ========    =======

EARNINGS (LOSS):
  Net  loss                                            $ (1,268)   $ (1,268)   $ (1,917)   $(1,917)
  Dividends applicable to
     redeemable preferred stock                             (64)        (64)       (124)      (124)
                                                       ========    ========    ========    =======
  Loss applicable to common shareholders               $ (1,322)   $ (1,332)   $ (2,041)   $(2,041)
                                                       ========    ========    ========    =======

PER SHARE AMOUNTS:
  Net loss applicable  to common shares                $  (0.17)   $  (0.17)   $  (0.26)   $ (0.26)
                                                       ========    ========    ========    =======



7.       LITIGATION

The Company and its subsidiaries are the defendants in various business-related litigation and environmental matters. At March 31, 1999 and December 31, 1998, the Company had accrued current liabilities of $1,500,000 for potential business-related litigation and environmental liabilities. While these litigation and environmental matters involve wide ranges of potential liability, management does not believe the outcome of these matters will have a material adverse effect on the Company's financial statements.

The discontinued Bagcraft subsidiary's Chicago facility has been the subject of allegations that it violated laws and regulations associated with the Clean Air Act. The facility has numerous sources of air emissions of volatile organic materials ("VOMs") associated with its printing operations and was required to maintain and comply with permits and emissions regulations with regard to each of these emission sources.

In November of 1995, the EPA issued a Notice of Violation ("NOV") against Bagcraft's Chicago facility alleging numerous violations of the Clean Air Act and related regulations. In May 1998 Bagcraft paid $170,000 to formally extinguish this claim.

In April 1994, the EPA notified the Company that it was a potentially responsible party for the disposal of hazardous substances (principally waste oil) at a disposal site in Palmer, Massachusetts generated by a manufacturing facility formerly operated by the Clearshield Plastics Division ("Clearshield") of Harvel Industries, Inc. ("Harvel"), a majority owned subsidiary of ARTRA. In 1985, Harvel was merged into ARTRA's Fill-Mor subsidiary. This site has been included on the EPA's National Priorities List. In February 1983, Harvel sold the assets of Clearshield to Envirodyne. The alleged waste disposal occurred in 1977 and 1978, at which time Harvel was a majority-owned subsidiary of ARTRA. In May 1994, Envirodyne and its Clearshield National, Inc. subsidiary sued ARTRA for indemnification in connection with this proceeding. The cost of clean-up at the Palmer, Massachusetts site has been estimated to be approximately $7 million according to proofs of claim filed in the adversary proceeding. A committee formed by the named potentially responsible parties has estimated the liability respecting the activities of Clearshield to be $400,000. ARTRA has not made any independent investigation of the amount of its potential liability and no assurances can be given that it will not substantially exceed $400,000.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



In a case titled Sherwin-Williams Company v. ARTRA GROUP Incorporated, filed in 1991 in the United States District Court for Maryland, Sherwin-Williams Company ("Sherwin-Williams") brought suit against ARTRA and other former owners of a paint manufacturing facility in Baltimore, Maryland for recovery of costs of investigation and clean-up of hazardous substances which were stored, disposed of or otherwise released at this manufacturing facility. This facility was owned by Baltimore Paint and Chemical Company, formerly a subsidiary of ARTRA from 1969 to 1980. Sherwin-William's current projection of the cost of clean-up is approximately $5 to $6 million. The Company has filed counterclaims against Sherwin-Williams and cross claims against other former owners of the property. The Company also is vigorously defending this action and has raised numerous defenses. Currently, the case is in its early stages of discovery and the Company cannot determine what, if any, its liability may be in this matter.

ARTRA was named as a defendant in United States v. Chevron Chemical Company brought in the United States District Court for the Central District of California respecting Operating Industries, Inc. site in Monterey Park, California. This site is included on the EPA's National Priorities List. ARTRA's involvement stemmed from the alleged disposal of hazardous substances by The Synkoloid Company ("Synkoloid") subsidiary of Baltimore Paint and Chemical Company, which was formerly owned by ARTRA. Synkoloid manufactured spackling paste, wall coatings and related products, certain of which generated hazardous substances as a by-product of the manufacturing process. ARTRA entered into a consent decree with the EPA in which it agreed to pay $85,000 for one phase of the clean-up costs for this site; however, ARTRA defaulted on its payment obligation. ARTRA is presently unable to estimate the total potential liability for clean-up costs at this site, which clean-up is expected to continue for a number of years. The consent decree, even if it had been honored by ARTRA, was not intended to release ARTRA from liability for costs associated with other phases of the clean-up at this site. The Company is presently unable determine what, if any, additional liability it may incur in this matter.

In recent years, the Company has been a party to certain product liability claims relating to the former Synkoloid subsidiary. The Company's product liability insurance has covered all such claims settled to date. As of March 31, 1999, the Company anticipates that its product liability insurance is adequate to cover any additional pending claims.

Several cases have arisen from ARTRA's purchase of Dutch Boy Paints which owned a facility in Chicago which it purchased from NL Industries. In a case titled City of Chicago v. NL Industries, Inc. and ARTRA GROUP Incorporated, filed in the Circuit Court of Cook County, Illinois, the City of Chicago brought a nuisance action and alleged that ARTRA (and NL Industries, Inc.) had improperly stored, discarded and disposed of hazardous substances at the Dutch Boy site, and that ARTRA had conveyed the site to Goodwill Industries to avoid clean-up costs. At the time the suit was filed, the City of Chicago claimed that it would cost $1,000,000 to remediate the site. The Company is currently negotiating with the City of Chicago to settle this claim.

ARTRA and NL Industries, Inc. have counter sued each other and have filed third party actions against the subsequent owners of the property. The Company is presently unable to determine its liability, if any, in connection with this case. The parties were conducting discovery but the case was stayed pending the resolution of the EPA action described below.

On November 17, 1995, the EPA issued letters to ARTRA, NL Industries and others alleging that they were potentially responsible parties with respect to releases at the Dutch Boy facility in Chicago and demanding that they remediate the site. NL Industries entered into a consent decree with EPA in which it agreed to remediate the site. The Company is presently unable to determine its liability, if any, in connection with this case.


8.       OTHER INFORMATION

On February 23, 1999, the Company entered into three-year employment agreements with three individuals to manage the Company's entry into the Internet business-to-business e-commerce and on-line auction business. In connection with such employment, the three individuals will receive nonqualified stock options for the purchase of 1,800,000 shares of the Company's Common Stock at an exercise price of $2.75 per share. The options vest in three equal installments over a period ending February 18, 2001. During the three months ended March 31, 1999, the Company recognized compensation expense of $300,000 related to these stock options.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



ARTRA has fallen below certain of the New York Stock Exchange's quantitative and other continued listing criteria. Pursuant to the New York Stock Exchange's request, ARTRA has provided a definitive action plan demonstrating ARTRA's ability to achieve compliance with the New York Stock Exchange's listing standards, including the succession of Entrade common stock to such listing after the merger. Based upon a review of that plan, the New York Stock Exchange is continuing the listing of ARTRA common stock. ARTRA will be subject to ongoing quarterly monitoring for compliance with the plan. Failure to meet any of the quarterly plan projections could result in the suspension from trading and subsequent delisting of ARTRA common stock. ARTRA's plan is dependent upon consummation of the merger during the third quarter of 1999. If the merger is not consummated, ARTRA may not be able to satisfy the listing requirements of the New York Stock Exchange, and ARTRA common stock may be delisted from the New York Stock Exchange.


9.       SUBSEQUENT EVENTS

On April 19, 1999, ARTRA entered into a letter of intent to purchase all of the issued and outstanding common stock of Public Liquidations Systems, Inc. and Asset Liquidation Group, Inc., d/b/a as Nationwide Auction Systems Corp. The purchase price shall consist of cash of $10,800,000 payable at closing, 1,570,000 shares of ARTRA common stock and a $14,000,000 note, subject to adjustment, payable over a two year period subsequent to the closing of the transaction. Consummation of the transaction is subject to certain conditions, including performance of the buyer's and seller's due diligence and negotiation of a definitive asset purchase agreement. The letter of intent, as extended, expires on June 1, 1999. This potential acquisition is not as yet deemed probable as no assurance can be given that the parties will complete their due diligence or enter into a definitive agreement by that date.

During April 1999, warrants were exercised to purchase approximately 560,000 shares of ARTRA common stock, resulting in proceeds to the Company of approximately $2,400,000. These warrants were issued principally as additional compensation for various short-terms loans, all of which were repaid before the end of 1998.

      UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma condensed combined balance sheet as of March 31, 1999 presents the financial position of Entrade as if the proposed merger of ARTRA with a subsidiary of Entrade and the exchange of ARTRA common stock and ARTRA preferred stock for Entrade common stock had been approved by ARTRA's shareholders and was effective as of March 31, 1999. The Company expects to complete the transaction during the third quarter of 1999.


                         ENTRADE INC. AND SUBSIDIARIES
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 March 31, 1999
                            (Unaudited in Thousands)

                                                    ARTRA                              Pro Forma
                                                 Historical       Entrade Inc         Adjustments           Pro Forma
                                                ---------------  ---------------    ----------------     ----------------
CURRENT ASSETS
   Cash and equivalents                                 $9,317             $167                                   $9,484
   Restricted cash and equivalents                         962                                                       962
   Available-for-sale securities                         5,816                                                     5,816
   Other                                                   154               19                                      173
                                                ---------------  ---------------                         ----------------
      Total current assets                              16,249              186                                   16,435
                                                ---------------  ---------------                         ----------------
Advances to Entrade Inc.                                   967                              $(1,400)(A)               -
                                                                                                433 (B)
Property,plant & equipment, net                                             294                                      294

Intangibles, net                                                          2,998               4,625 (C)            8,623
                                                                                              1.000 (E)
Investment in asseTrade.com                                               3,500                                    3,500
Other                                                      335                                                       335
                                                ---------------  ---------------    ----------------     ----------------
                                                       $17,551           $6,978              $4,658              $29,187
                                                ===============  ===============    ================     ================

CURRENT LIABILITIES
   Accrued liabilities                                     574                8                 506 (E)            1,088
   Common stock put warrants                             1,394                                                     1,394
   Accounts payable, including amounts
      due related parties                                  339                                                       339
   Income taxes payable                                  1,123                                                     1,123
   Note payable                                                             500                                      500
   Due to ARTRA                                                           1,400              (1,400)(A)               -
   Liabilities of discontinued operations                9,398                               (3,933)(D)            5,465
                                                ---------------  ---------------                         ----------------
                                                        12,489            2,247                                    9,909
                                                ---------------  ---------------                         ----------------

Redeemable preferred stock                               2,921                               (2,921)(D)               -
Shareholders' Equity                                     2,141            4,731                 433 (B)           19,278
                                                                                              4,625 (C)
                                                                                              6,854 (D)
                                                                                                494 (E)
                                                ---------------  ---------------    ----------------     ----------------
                                                       $17,551           $6,978              $4,658              $29,187
                                                ===============  ===============    ================     ================

Notes to the pro forma condensed combined balance sheet:

 (A) Eliminate ARTRA advances to Entrade Inc.
 (B) Reverse Entrade Inc. expenses reported in ARTRA's historical financial statements.
 (C) Reflects the market value of ARTRA common shares issued as consideration for the Entrade Inc. transaction, net.
     Number of ARTRA common shares to be issued                           2,000
     Market value at February 23, 1999
       (less 15% blockage discount)                                   $4.940625
                                                                      ---------
     Fair market value of ARTRA common shares to be issued                9,881
     Less Entrade equity at February 23, 1999                            (5,256)
                                                                      ---------
     Adjustment to equity                                                 4,625
                                                                      =========
 (D) Exchange ARTRA preferred stock for Entrade Inc. common stock at the rate of 329 Entrade Inc. common shares for each share of ARTRA preferred stock.
 (E) Record finder's fee (100,000 Entrade Inc. common shares valued at $4.94 per share) and other acquisition related costs.

         The following unaudited pro forma condensed combined statement of operations for the three months ended March 31, 1999 is presented as if the proposed merger of ARTRA with a subsidiary of Entrade and the exchange of ARTRA common stock and ARTRA preferred stock for Entrade common stock had been approved by ARTRA's shareholders and was effective as of January 1, 1999. The Company expects to complete the transaction during the third quarter of 1999.Entrade Inc. had no operations and no revenues related to the assets acquired. asseTrade had no operations and no revenues when the 25% interest was acquired by Entrade. Accordingly, no pro forma results of operations are presented for the three months ended March 31, 1998 and the twelve months ended December 31, 1998 as in the opinion of management such information would not be meaningful.


                          ENTRADE INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED MARCH 31, 1999
                            (Unaudited in Thousands)

                                                               ARTRA                              Pro Forma
                                                            Historical       Entrade Inc         Adjustments           Pro Forma
                                                          ----------------  ---------------    ----------------     ----------------
Net sales                                                         $    -               $13                                      $13
                                                          ----------------  ---------------                         ----------------
Costs and expenses:
   Selling, general and administrative                              1,354              376                $600 (A)            2,330
   Depreciation and amortization                                                       162                 300 (B)              462
                                                          ----------------  ---------------                         ----------------
                                                                    1,354              538                                    2,792
                                                          ----------------  ---------------                         ----------------
Operating loss                                                     (1,354)            (525)                                  (2,779)
                                                          ----------------  ---------------                         ----------------
Other income (expense):
   Interest income, net                                                86                                                        86
                                                          ----------------  ---------------                         ----------------
                                                                       86                -                                       86
                                                          ----------------  ---------------                         ----------------
Loss from continuing operations before income taxes                (1,268)            (525)                                  (2,693)
Provision for income taxes                                              -                                                         -
                                                          ----------------  ---------------    ----------------     ----------------
Loss from continuing operations                                   ($1,268)            (525)               $900              ($2,693)
                                                          ================  ===============    ================     ================

Per share loss from continuing operations
  applicable to common shares:
    Basic                                                          ($0.17)                                                   ($0.24)
                                                                ==========                                                ==========
    Diluted                                                        ($0.17)                                                   ($0.24)
                                                                ==========                                                ==========
Weighted average number of shares
  of common stock outstanding:
    Basic                                                           7,965                                                    11,400
                                                                ==========                                                ==========
    Diluted                                                         7,965                                                    11,400
                                                                ==========                                                ==========


Notes to the pro forma condensed combined statement of operations:

 (A) Reflect compensation charge for stock options granted to individuals employed by ARTRA to manage Entrade's entry into the Internet business e-commerce and on-line auction business.
 (B)   Additional amortization of intangible assets, assumes a 5 year life.
 (C)   Pro form weighted average shares outstanding

            Historical                                              7,965
            Shares issed for Entrade Inc. transaction               2,000
            Finder's fee for Entrade Inc. transaction                 100
            ARTRA common shares exchanged for
              ARTRA preferred shares                                1,335
                                                               ----------
                                                                   11,400
                                                               ==========

                           Entrade Inc. and subsidiary

                         (formerly NA Acquisition Corp.)

                           CONSOLIDATED BALANCE SHEET

                                FEBRUARY 23, 1999

Entrade Inc. and subsidiary

Index to Financial Statements


                                                                      Page

Report of Independent Accountants                                      20

Consolidated Balance Sheet as of February 23, 1999                     21

Notes to Consolidated Balance Sheet                                    22

Report of Independent Accountants



To the Board of Directors and Shareholders of Entrade Inc.


In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Entrade Inc. (formerly NA Acquisition Corp.) and subsidiary at February 23, 1999 (inception), in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


PRICEWATERCOOPERS LLP

Chicago, Illinois
May 13, 1999

Entrade Inc. and subsidiary

Consolidated Balance Sheet
as of February 23, 1999



                                ASSETS

Cash                                                               $  600,000
                                                                   ----------

             Total current assets                                     600,000
                                                                   ----------

Investment in asseTrade                                             3,500,000

Intangible asset                                                    3,156,224
                                                                   ----------

             Total assets                                          $7,256,224
                                                                   ==========


                 LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                                   $  100,000

Promissory note payable                                               500,000

Loan payable                                                        1,400,000
                                                                   ----------

             Total current liabilities                              2,000,000

Shareholders' equity:
    Preferred stock, $1,000 par value, 4,000,000 shares
        authorized, no shares issued or outstanding                      --

  Common stock, no par value, 40,000,000 shares authorized,
        2,000,000 issued and outstanding                            5,256,224
                                                                   ----------

             Total liabilities and shareholders' equity            $7,256,224
                                                                   ==========





The accompanying notes are integral part of this balance sheet.

Entrade Inc. and subsidiary

Notes to Consolidated Balance Sheet


  1.   Formation of the Company and Acquisitions

       Entrade Inc., formerly NA Acquisition Corp., ("Entrade" or "the Company"), a Pennsylvania corporation, was incorporated in February of 1999 as a 90% owned subsidiary of WorldWide Web NetworX Corporation ("WWWX"). Entrade, through its wholly owned subsidiary, entrade.com, Inc. ("entrade.com") intends to operate as a business-to-business internet electronic commerce ("e-commerce") service provider.

       Upon incorporation, Entrade acquired from WWWX all of the assets of BarterOne LLC. In addition, the Company also acquired from WWWX a 25% interest in asseTrade.com, Inc. ("asseTrade"), a company that intends to provide business to business internet e-commerce services. WWWX had acquired all of the membership interests in BarterOne LLC in January and February of 1999, under separate agreements with Global Trade Group, Ltd. and Energy Trading Company, a subsidiary of PECO Energy Corporation. Following those acquisitions, BarterOne LLC was dissolved and WWWX took direct title to its assets.

       BarterOne LLC had been formed in December 1996 by Energy Trading Company and Global Trade Group, Ltd., to develop software and related products and services that would enable users, primarily in the electric and gas utility industry, to effect barter transactions via an e-commerce system. Energy Trading Company provided the initial capital and executive support, while Global Trade Group, Ltd. provided software development.

       In October 1998, Positive Asset Remarketing, Inc. (an affiliate of Global Trade Group) forged an alliance with a joint venture entity, Butcher Fox LLC, formed by Henry Butcher USA, Inc. ("Butcher") and Michael Fox International, Inc. ("Fox"), to provide BarterOne LLC's on-line technologies and business methodologies to the Butcher and Fox industrial clients. In December 1998, these parties formed asseTrade. Positive Asset Remarketing, Inc. transferred a 25% voting interest in asseTrade to WWWX in January 1999.

       Entrade purchased BarterOne LLC and the 25% interest in asseTrade (collectively the "acquired assets") from WWWX in exchange for 2,000,000 shares of Entrade common stock, of which 200,000 were received by Energy Trading Company pursuant to a tri-party agreement between WWWX, Energy Trading Company and Entrade, $800,000 in cash and a note for $500,000. As WWWX and Entrade are under common control, Entrade recorded the value of the net assets and interest acquired in these transactions at WWWX's carrying value. The amount of purchase price paid to WWWX by Entrade in excess of WWWX's carrying value for the assets of entrade and interest in asseTrade has been recorded by Entrade as a reduction in common stock.

Entrade Inc. and subsidiary

  1.   Formation of the Company and Acquisitions, continued

       Proposed Merger

       Entrade, WWWX, and WWWX Merger Subsidiary, Inc. a wholly owned subsidiary of Entrade ("Merger Sub"), have entered into an agreement to merge ("the merger agreement") the Merger Sub into ARTRA Group Incorporated, a publicly traded Pennsylvania corporation ("ARTRA"). The agreement is subject to ARTRA shareholder approval. Entrade and WWWX have provided for certain changes in capital structure of Entrade if the merger is not consummated. The merger agreement provides that all shares of ARTRA common stock shall be converted into shares of Entrade common stock on a one for one basis and that ARTRA will guarantee funding of at least $4,000,000 for the working capital needs of Entrade. In addition, each share of the outstanding redeemable preferred stock of ARTRA shall be exchanged for 329 shares of Entrade common stock. Concurrently with the merger closing, Entrade is required to make a cash payment to Energy Trading Company ("ETCO") in the amount of $100,000. If for any reason, the merger is not consummated on or before September 30, 1999, then Entrade is required to issue to ETCO sufficient additional shares of its common stock so that ETCO will hold a 33 1/3% interest in all of the issued and outstanding capital stock of Entrade. In such event, WWWX and Entrade will amend the articles of incorporation and by-laws of Entrade so that ETCO will have all of the same protections as a minority shareholder of Entrade as were accorded to Global Trade Group, Ltd. under the terms of a prior operating agreement for BarterOne LLC. Any dilution of ownership of Entrade shall be on a pari passu basis.

       Upon the completion of the proposed merger ARTRA will continue as the surviving corporation. ARTRA will be a wholly owned subsidiary of Entrade.



  2.   Summary of Significant Accounting Policies

       Cash and Cash Equivalents

       Cash and equivalents represent cash and short-term, highly liquid investments with original maturities three months or less.

       Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, entrade.com Intercompany transactions and accounts have been eliminated in consolidation.

       Use of Estimates

       The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Entrade Inc. and subsidiary

  2.   Summary of Significant Accounting Policies, continued

       Intangible Assets

       Intangible assets represent principally intellectual property which will be amortized over a period of five years on a straight line basis. The Company reviews intangibles for impairment by comparing future cash flows (undiscounted and without interest) expected to result from the use of the assets and their eventual disposition, to the carrying amount of the assets.

       Equity interest

       The Company has a 25% interest in asseTrade.com. This investment has been recorded based upon the fair value of the consideration paid for the investment by WWWX. The Company periodically reviews the carrying value of this investment for impairment. Upon commencement of operations of asseTrade, Entrade will reflect 25% of asseTrade results on an equity basis.



  3.   Loan Agreement

       In February 1999 the Company entered into a loan agreement with ARTRA under which the Company may borrow up to a maximum of $2,000,000. The proceeds of the loan are to be used for the following purposes: (a) $800,000 to fund the cash purchase price for the assets acquired from WWWX and (b) the balance to fund the working capital needs of entrade.com. The initial loan of $1,400,000 can be increased by three additional $200,000 increments subject to certain conditions related to timing of closing under the merger agreement. Advances under the merger agreement are collateralized by a perfected first priority lien and security interest in all of the assets of the Company. The loan bears interest at the applicable Federal rate, which accrues monthly and is added to the principal balance. The entire outstanding principal balance of the loan is due and payable in one lump sum on the date that is the earlier of the closing date, as defined in the merger agreement, or the date on which the merger agreement is otherwise terminated and the merger abandoned. At February 23, 1999 the balance due on the loan was $1,400,000.



  4.   Promissory Note

       As part of the purchase of the assets of entrade.com from WWWX, the Company entered into a non-interest-bearing promissory note with WWWX in the amount of $500,000. The principal amount of the note is payable on the earlier of the closing date of the merger, as defined in the merger agreement, or the date on which the merger agreement is otherwise terminated and the merger abandoned.



5.     Related Party Transactions

       Certain shareholders of WWWX, the parent company of Entrade, and certain officers of Entrade and entrade.com have, or have had, a direct or beneficial ownership interest in BarterOne LLC, asseTrade, Global Trade Group Ltd, and Positive Asset Remarketing, Inc.

       Certain officers of Entrade and entrade.com have entered into employment agreements with ARTRA.

                                  RISK FACTORS

         This Prospectus Supplement contains certain forward-looking statements that involve risks and uncertainties. These statements relate to future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "believes," "anticipates," "intends," "plans" and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus Supplement.

         As discussed in Note 2 the Company's condensed consolidated financial statements for the quarter ended March 31, 1999, on February 23, 1999, ARTRA entered into an agreement with Entrade Inc. ("Entrade", formerly NA Acquisition Corp.) and WorldWide Web NetworX Corporation ("WWWX") providing for the merger of a subsidiary of Entrade with ARTRA. Entrade, a 90% owned subsidiary of WWWX, owns all of the outstanding capital stock of entrade.com, Inc. ("entrade.com") and 25% of the Class A Common Stock of asseTrade.com, Inc. ("asseTrade.com").


Risk Factors Relating to Entrade and Its entrade.com Operations.

         The following risk factors relate to the business and operations of Entrade and its entrade.com operations:

         We have no operating history upon which you may evaluate us.

         We formed Entrade in February 1999 at which time it acquired the intellectual property of entrade.com and 25% of the voting common stock of asseTrade.com. These entities had virtually no operating history prior to that time. Accordingly, we have no operating history upon which you may evaluate us. In addition, our revenue model is evolving. Initially, our revenues will be primarily generated from technology license fees, transaction fees from our asset disposi tion business community sites, transaction fees associated with on-line auctions and other listing, maintenance and service fees. Our principal initial targeted markets will be the utilities industry and large industrial manufacturing sectors. In the future, we expect to generate revenue from multiple sources, including e-commerce transaction fees and business services. We may not be able to successfully create industry-specific on-line business communities that will generate significant license and transaction fees. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

         We anticipate we will incur continued losses for the foreseeable future.

         Our lack of any operating history makes predicting our future operating results, including operating expenses, difficult. Our revenues may not grow. To date, we have not generated revenues and have not been profitable. We may never be profitable or, if we become profitable, we may be unable to sustain profitability. We expect to incur significant losses for the foreseeable future.

         Some of our expenses are or will be fixed, including non-cancelable agreements, equip ment leases and real estate leases. If our revenues do not increase, we may not be able to compensate by reducing expenses in a timely manner. In addition, we plan to increase our operating expenses to:

         o    launch industry-specific on-line business communities;

         o    increase our sales and marketing operations;

         o    broaden our customer support and operating software  capabilities;
              and

         o    pursue strategic marketing and distribution alliances.

         Expenses may also increase due to the potential impact of goodwill and other charges resulting from any future acquisitions.

         We may need to seek future funding sources.

         We believe that the license fee revenues and other funding by Artra of Entrade's operations after the merger will enable Entrade to maintain its planned operations through 1999. No assurance exists that we will attain profitability. If revenues from entrade.com's operations are less than anticipated in 1999 and 2000, funds may have to be raised from additional financings. We have no commitments for any financing other than from Artra, and any financing commit ments may result in dilution to our existing shareholders after the merger. The terms of any future financings may impose restrictions on our right to declare dividends or on the manner in which we conduct our business.

         Fluctuations in our quarterly results may adversely affect our stock price.

         It is probable that our quarterly operating results will fluctuate significantly due to many factors, including:

         o    the uncertain adoption of the Internet as a commercial medium;

         o potential dependence on the general development of the e-commerce market;

         o    reluctance   of  corporate   information   technology   groups  to
              transition from existing internal corporate computer networks to Internet-based e-commerce systems;

         o    the pace of deregulation in the utility industry;

         o uncertainties relating to the pace of consolidation within the electric utility industry;

         o    the  effect of  deregulation  and  industry  consolidation  on the
              decision-making   processes  of  management   within  the  utility
              industry relating to capital expenditures and client acquisition;

         o    market competition;

         o    management of our growth; and

         o    risks associated with potential acquisitions.

         Many of these factors are beyond our control. If our operating results in one or more quarters do not meet the securities analysts' or your expectations, the price of Entrade common stock could be materially adversely affected.

         We intend to rely heavily on revenues from the utilities and large industrial manufac turing sectors, and if these revenues decline our business would be adversely affected.

         We intend to rely on revenues generated from technology licenses fees, transaction fees from our asset disposition business community sites, transaction fees associated with on-line auctions and other listing, maintenance and service fees. Our principal initial targeted markets will be the utility industry and large industrial manufacturing sectors. Our ability to increase our revenues may depend, among other things on many factors, including:

         o the development of a large base of global buyers and sellers of assets through our industry-specific on-line business communities;

         o the acceptance by utilities and large industrial manufacturing sectors of the Internet as a legitimate medium for asset transfers and distribution;

         o uncertain acceptance of our e-commerce related methodologies and service applications by internal corporate information technology groups;

         o the transition of traditional methodologies based on internal corporate computer networks to Internet-based e-commerce systems;

         o    the acceptance of our fee structures within the utility  industry;
              and

         o    current and future competitors offering similar services.

         We may not develop additional revenue sources.

         If we do not generate increased revenue from on-line business communities, our business, financial condition and operating results could be materially adversely affected. We plan to generate revenues through revenue sharing relationships with strategic marketing partners with whom we form industry-specific business communities. To generate significant revenues from Internet business-to-business e-commerce, we will have to continue to build these relationships.

         Marketing and distribution alliances may not generate the expected number of new customers or may be terminated.

         We intend to use marketing, distribution and strategic trade-group alliances with other Internet companies to create traffic on our on-line business communities and, consequently, to generate revenues. These marketing and distribution alliances will allow us to link our on-line business communities to Internet search engines and web sites. The success of these relationships depends on the amount of increased traffic we receive from the alliance partners' web sites. These arrangements may not generate the expected number of new customers. We also cannot assure you that we will be able to renew these marketing and distribution alliance agreements. If any of these agreements are terminated, the traffic on on-line business communities could decrease. We plan to enter into partnerships with strategic industry-related partners to build industry-specific business communities in addition to our primary initial focus on the utility and large manufacturing sectors, but we cannot assure you that we will be able to enter into any new partnerships.

         We may not be able to compete effectively with other providers of e-commerce services.

         We believe that the strongest potential competition does not come from traditional service groups but rather the evolution of the Internet and the types of business-to-business service providers that evolution will create. As applications for business-to-business e-commerce begin to proliferate and mature, entrade.com will compete with other technology companies and traditional service providers that seek to integrate on-line business technologies with their tradi tional service mix.

         Competition for Internet products and services and electronic business commerce is intense. We expect that competition will continue to intensify.
Barriers to entry are minimal, and competitors can launch new Web sites at a relatively low cost. We expect that additional compa nies will offer competing on-line business communities on a stand-alone or portfolio basis.

         Currently, a number of software developers specialize in transaction software. These software developers, however, do not specifically focus on either asset recovery applications or our target industrial and utility markets. Other companies offer asset recovery services and/or asset evaluation and auction systems. Most of these groups, however, either specialize in certain industries that we currently do not target or focus on our target markets but have neither Internet- based e-commerce transaction technologies nor on-line auction capabilities. Other competitors operate e-commerce transaction and auction technologies through the Internet, but do not, for the most part, concentrate on asset recovery services and/or large industrial groups. The current focus of these groups is principally the business-to-consumer retail market.

         A few groups provide asset recovery for the utility industry. Most notably, the National Materials Logistic Group, a membership of nuclear generation facilities, contracts to provide parts and equipment, listing available assets for sale by and on behalf of member utilities through a listing service called RAPID. That group specializes in nuclear generation equipment rather than the broad spectrum of energy generation assets. Similarly, a few auction groups offer a strong off-line presence and fulfillment capabilities with large industrial companies.

         E-commerce applications are in the early stages of development. Currently, the principal focus of e-commerce business-to-business groups is to provide information and generate revenues from advertisement. As e-commerce evolves, however, we expect that other entrepreneurs and large industry leaders in specific industry sectors will create other niche business-to-business services that may compete with our services.

         Other competitors may develop Internet products or services that are superior to, or have greater market acceptance than, our solutions. If we are unable to compete successfully against our competitors, our business, financial condition and operating results will be adversely affected.

         Some of our competitors have greater financial, marketing and other resources than ours. Also, other established e-commerce companies with greater financial, marketing and other resources that currently do not provide on-line business-to business may decide to add this type of service and compete with us in the future. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, strategic partnerships and other initiatives.

         We may not be able to protect our proprietary rights and we may infringe the propri etary rights of others.

         Proprietary rights are important to our success and our competitive position. Our ORBIT System has been federally registered as a trademark for use on specified software. We have also applied for federal registration of "utiliparts.com" and "entrade.com" as service marks for use in connection with our electronic commerce services.

         Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. Generally, our domain names for our on-line industry-specific business communities may not be protectible as trademarks because those names may be deemed descriptive or generic. If we are unable to protect our proprietary rights in trademarks, service marks, trade dress and other indications of origin, competitors will be able to use names and marks that are identical to ours or sufficiently similar to ours to cause potential customers to become confused between us and our services and our competitors and their services. This confusion may result in the diversion of business to our competitors. Also, to the extent these competitors have problems with the quality of their services, our reputation for quality may be injured.

         Litigation against infringers of our service marks, trademarks and similar rights may be expensive. Because of the difficulty in proving damages in trademark litigation, it may be very difficult to recover damages. We have not conducted searches to determine if our service marks,





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




trademarks and similar items may infringe on the rights of third parties. If third parties success fully assert claims of trademark, service mark or other infringement, we may be required to change our service marks, trademarks, company names, the design of our sites and materials and our Internet domain names, as well as to pay damages for any infringement. A change in service marks, trademarks, company names and Internet domain names may cause customers to be unable to locate us or not connect our new names and marks with our prior names and marks, resulting in loss of business.

         While our software, text, designs and other works of authorship are protected by copy right, it is not possible to detect all possible infringements. Also, copyright protection does not extend to functional features of software, and so will not be effective to prevent third parties from reverse engineering the functionality of our software. Our business strategy includes granting access to the source code for our software to certain licensees;
whenever access to source code is granted, the difficulty associated with improperly using and modifying software is lessened.

         We have not conducted searches to determine if our software infringes on any patents of third parties. If our software is found to infringe on the copyrights or patents of third parties, we may be required to pay royalties for past use and for continued use, or to modify or replace the software to avoid infringement. There can be no assurance that we would be able to modify or replace the software. In addition, effective copyright and trademark protection may be unenforce able or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties and it is possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.

         Our technology rights constitute ownership of copyrights and trade secrets embodied in certain unique portions of the software now known as the ORBIT System software and a license, substantially exclusive, to certain other components of that software. We are now developing a new version of the ORBIT System software. We have entered into a contract with a software developer pursuant to which we are to obtain all rights in the software created by the developer. While we attempt to determine that the developer is taking appropriate steps to remain in compli ance with this agreement, there can be no assurance that the developer will do so.

         We may not be able to acquire or maintain effective web addresses.

         We currently hold various Internet web addresses relating to our services and products. These web addresses include entrade.com and utiliparts.com as well as asseTrade.com through our interest in asseTrade.com. We may not be able to prevent third parties from acquiring web addresses that are similar to our addresses, which could materially adversely affect our business, financial condition and operating results. The acquisition and maintenance of web addresses generally is regulated by governmental agencies and their designees. For example, in the United

States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net" and ".org" generic top-level addresses. The regulation of web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant web addresses in all countries where we conduct business that are consistent with our brand names and marketing strategy. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

         Our business depends on the effective development of the Internet as an effective e- commerce business and marketing forum.

         The  Internet   poses  risks  that  are   applicable  to  many  on-line
businesses, including ours. The following present a description of such risks:

         Our success depends on our ability to use an effective Internet marketing strategy which depends on Internet governance and regulation which is uncertain.

         The future success of our business is dependent on our ability to use an effective Internet marketing strategy. Because the original role of the Internet was to link the government's comput ers with academic institutions' computers, the Internet was historically administered by organiza tions that were involved in sponsoring research. Private parties have assumed larger roles in the enhancement and maintenance of the Internet infrastructure. Therefore, it is unclear what organization, if any, will govern the administration of the Internet in the future, including the authorization of domain names. The lack of an appropriate organization to govern the administra tion of the Internet infrastructure and the legal uncertainties that may follow, pose risks to the commercial Internet industry and could have a material adverse effect on our business, financial condition and operating results. In addition, the effective operation of the Internet and our business is also dependent on the continued mutual cooperation among several organizations that have widely divergent interests. These organizations may find that achieving a consensus may become difficult, impossible, time-consuming and costly. As a result, the following risks would have a material adverse effect on our business, financial condition and operating results:

         o uncertainty as to the legality of any action we may take, making business planning and operations difficult;

         o the taking of harmful or disruptive actions with respect to the Internet by other organi zations and individuals;

         o a disruption of Internet administration, effective operations and maintenance, including the inability of users to communicate with other users or otherwise use the Internet; and

         o    a  delay  in   infrastructure   improvements   necessary   to  the
              maintenance and expansion of the Internet.





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




         Although we are not subject to direct regulation in the United States other than federal and state business regulations generally, changes in the regulatory environment could result in our business being subject to direct regulation by the Federal Communications Commission or other United States regulatory agencies. Additionally, as Internet use becomes more internationally widespread, there is an increased likelihood of international regulation. We cannot predict whether or to what extent any such new regulation will occur; however, such regulation could have a material adverse effect on our business, financial condition and operating results. For example, costs incurred and decisions rendered as a result of the enactment of new laws or adoption of new regulations, or investigations and lawsuits based upon new laws or regulations could have a material adverse effect on our business, financial condition and operating results.

         Our business depends on the growth of the Internet, which is uncertain.

         Our market is new and rapidly evolving. Our business would be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited by a number of reasons, such as:

         o    infrastructure;

         o    security concerns;

         o    inconsistent quality of service; and

         o    lack of availability of cost-effective, high-speed service.

         If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance or reliability may decline. In addition, web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our on-line business communi ties, could be adversely affected.

         Adoption  of  the  Internet  as  a  medium  for   utilities  and  large
         manufacturing industry asset trading and distribution is uncertain.

         The growth of the Internet as a service and solutions provider for trading and distribution of assets in the utilities and large manufacturing sectors requires validation of the Internet as an effective medium for this purpose. This validation has yet to fully occur. Acceptance of the Internet among utilities and large manufacturing industry managers will also depend on growth in the virtual business use of the Internet. If widespread virtual business use of the Internet for those sectors does not develop, or if the Internet does not develop as an effective and measurable medium for such services, our business, financial condition and operating results could be materially adversely affected. For example, critical issues concerning use of the Internet including security, reliability, cost, ease of use and quality of service remain unresolved and may affect the growth of and the degree to which business is conducted over the Internet.

         No standards have been widely accepted to measure the effectiveness of Internet business solutions. If such standards do not develop, managers may not use the Internet and or may be reluctant to do so. Our business, financial condition and operating results would be adversely affected if the market for Internet asset trading and distribution for these sectors fails to develop or develops slower than expected.

         Our long-term success depends on the development of the on-line business market which is uncertain.

         If Internet business-to-business electronic business commerce does not grow or grows slower than expected, our business will suffer. Our long-term success depends on widespread market acceptance of electronic business commerce within the utilities and large manufacturing sectors.

         A number of factors could prevent such acceptance, including the following:

         o    Internet business-to-business  e-commerce is at an early stage and
              managers  may  be  unwilling  to  shift  their   purchasing   from
              traditional vendors to online vendors;

         o the necessary network infrastructure for substantial growth in usage of Internet may not be adequately developed;

         o increased government regulation or taxation may adversely affect the viability of electronic business commerce;

         o insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times; and

         o adverse publicity and industry concern about the security of electronic commerce transactions could discourage its acceptance and growth.

         Additionally, leading web site, browser providers and other Internet distribution channels may begin to charge us to provide access to our products and services. If any of these expenses are not accompanied by increased revenues, our business, financial condition and operating results would be materially adversely affected.

         Concerns   regarding   security  of   transactions   and   transmitting
         confidential information over the Internet may negatively impact our e-commerce business.

         We  believe  that  concern   regarding  the  security  of  confidential
information   transmitted  over  the  Internet,  such  as  business  and  supply requirements, credit card numbers and other forms of




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




payment methods, prevents many potential customers from engaging in online transactions. If we do not add sufficient security features to future product releases, our services may not gain market acceptance or there may be additional legal exposure to us. We intend to include basic security features in some of our products and services to protect the privacy and integrity of customer data, such as password requirements for access to portions of our on-line business communities. We currently use authentication technology, which requires passwords and other information to prevent unauthorized persons from accessing a customer's information, or encryption, which transforms information into a "code" designed to be unreadable by third parties, to protect confidential information.

         Despite the measures we have taken, our infrastructure is potentially vulnerable to physical or electronic break-ins, computer viruses, hackers or similar problems caused by employees, customers or other Internet users. If a person circumvents our security measures, that person could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as electronic commerce becomes more prevalent, our customers will become more concerned about security. If we do not ade quately address these concerns, this could materially adversely affect our business, financial condition and operating results.

         Our computers and telecommunications equipment are maintained by a third party server hosting company. Any system interruptions that cause our on-line business communities to be unavailable to web browsers may reduce their attractiveness to customers and potential customers and could materially adversely affect our business, financial condition and operating results. If the server hosting company does not reasonably maintain these computers and telecommunications equipment in effective working order and reasonably protect these systems against the following interruptions, our business, financial condition and operating results could be materially adversely affected:

         o    fire;

         o    natural disaster;

         o    sabotage;

         o    power loss;

         o    telecommunication failure; and

         o    human error or other disruptive events.

         We may be subject to legal liability for publishing or distributing content over the Internet.

         We may be subject to legal claims relating to the content in industry-specific on-line business communities, or the downloading and distribution of such content. Claims could also involve matters such as defamation, invasion of privacy, disclosure of confidential information and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. In addition, some of the content provided in our on-line business communities is drawn from data compiled by other parties, including governmental and commercial sources, and we re-key the data. This data may have errors. If our content is improperly used or if we supply incorrect information, it could result in unexpected liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Our business, financial condition and operating results could suffer a material adverse effect if costs resulting from these claims are not covered by our insurance or exceed our coverage.

         Capacity constraints on our technology, transaction processing system and network hardware and software may be difficult to project.

         As traffic in our industry-specific on-line business communities increases, we must expand and upgrade our technology, transaction processing systems and network hardware and software. We may not be able to accurately project the rate of increase in our on-line business communities. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate increased use of our on-line business communities. If we do not appropriately upgrade our systems, network hardware and software, our business, financial condition and operating results will be materially adversely affected.

         Our market is characterized by rapid technological change.

         Our market is characterized by rapid technological change and frequent new product announcements. To be successful, we must adapt to the changing market by continually improv ing the responsiveness, services and features of our on-line, industry-specific business communi ties and by developing new features to meet customer needs. Our existing technology, transaction processing systems and network software are currently being upgraded for proprietary reasons and to address the evolving needs of our clients. While we believe these upgrades will be effective, there can be no assurance that significant technological changes will not render our technology obsolete. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be materially adversely affected.

         Effectively managing our growth may be difficult.

         We expect to grow rapidly both by adding new products and hiring new employees. This growth is likely to place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. Many of our senior management have only recently joined us. We cannot assure you that our management will be able to effectively or successfully manage our growth.

         Acquisitions may disrupt or otherwise have a negative impact on our business.

         We plan to make investments in complementary companies, technologies and assets. Future acquisitions are subject to the following risks:

          o acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures;

          o we may acquire companies in markets in which we have little experience;

          o we may not be able to successfully integrate the services, products and personnel of any acquisition into our operations;

          o we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions; and

          o our acquisitions may not result in any return on our investment and we may lose our entire investment.

         We may not be able to consummate future acquisitions.

         Regardless of whether we can identify acceptable acquisition candidates, we may not be able to consummate future acquisitions for other reasons such as the availability of capital. If we are unable to consummate future acquisitions, our business, financial condition and operating results could be adversely affected.

         Our success is dependent on our key personnel.

         We believe that our success will depend on continued employment of our senior manage ment team and key technical personnel. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. Most of our senior management have employment agreements with Artra, which will be assumed by Entrade upon consummation of the merger, and there can be no assurance of continued employment of such persons after the terms of these agreements expire.

         Our success also depends on having a highly trained sales force and telesales group. Our telesales group is being formed. We will need to continue to hire additional personnel as our business grows. A shortage in the number of trained salespeople could limit our ability to increase sales in our on-line business communities and to sell services as we launch these on-line business communities.




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




         We plan to expand our employee base to manage our anticipated growth. Competition for personnel, particularly for employees with technical expertise, is intense. Our business, financial condition and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

         Our systems may not be Year 2000 compliant.

         We believe that our ORBIT System technology and our internal computer systems are Year 2000 compliant. We may realize exposure and risk, however, if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. We are in the process of confirming Year 2000 compliance by our third party service providers. Our potential areas of exposure include products purchased from third parties, computers, software, telephone systems and other equipment used internally. Also, if clients, distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our business, operating results and financial position could be materially and adversely affected.

         In the event that our web-hosting facilities provided by a third party are not Year 2000 compliant, our production web sites would be unavailable and we would not be able to deliver services to our users. In the event that the production and operational facilities that support our web sites are not Year 2000 compliant, some portions of our web sites may become unavailable.

         The  interests  of our  controlling  shareholders  after the merger may
         conflict   with  our   interests   and  the   interests  of  our  other
         shareholders.

         As a result of its stock ownership, WWWX may be in a position to affect significantly our corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our public shareholders. WWWX will own 1,800,000 shares or approximately 14.8% of the outstanding shares of Entrade common stock after the merger. Principals of WWWX also hold stock options to purchase an aggregate of 1,600,000 shares of Artra common stock.

         Our minority interest in asseTrade.com and the potential for deadlock in stockholder and board actions may impede the growth and development of asseTrade.com's operations.

         We currently hold 25% of the voting common stock of asseTrade.com. Positive Asset Remarketing, Inc. holds a 25% voting interest, and the remaining 50% is held by Butcher Fox LLC. Our minority interest could reduce our ability to direct the management and operations of asseTrade.com. Furthermore, voting interests by the stockholders and board members could become deadlocked. Any deadlock would impede or prevent the growth and development of asseTrade.com's operations, which would adversely affect our financial position and operations.







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




         Shares eligible for future sales by our current shareholders may adversely affect our stock price.

         If our shareholders sell substantial amounts of Entrade common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following the merger, then the market price of our common stock could fall. We also may file one or more registration statements to register all shares of Entrade common stock under our stock option plans and warrants that we will be assuming from Artra in the merger. After such registration state ments are effective, shares issued upon exercise of stock options and the warrants will be eligible for sale in the public market without restriction, except that affiliates of Entrade will be required to comply with the registration requirements under the Securities Act or an exemption from the registration requirements, such as Rule 144.

         Anti-takeover provisions and our right to issue preferred stock could make a third party acquisition of us difficult.

         Entrade is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us.

         The Entrade common stock price is likely to be highly volatile.

         The market price of Entrade common stock is likely to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Our shareholders may not be able to resell their shares of Entrade common stock following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

         Factors that could cause such volatility may include, among other things:

         o    actual or anticipated variations in quarterly operating results;

         o    announcements of technological innovations;

         o    new sales formats or new products or services;

         o    changes in financial estimates by securities analysts;

         o conditions or trends in the utilities and large manufacturing industry sectors;

         o    conditions or trends in the Internet industry;

         o    changes in the market valuations of other Internet companies;

         o    announcements   by   us  or   our   competitors   of   significant
              acquisitions, strategic partner ships or joint ventures;

         o    changes in capital commitments;

         o    additions or departures of key personnel; and

         o    sales of Entrade common stock.

         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

Risk Factors Relating to Artra

         Lack of compliance with New York Stock Exchange listing criteria may result in delisting of Artra common stock or, after the merger, Entrade common stock.

         Artra  has  fallen  below  certain  of the New  York  Stock  Exchange's quantitative and other continued listing criteria. Pursuant to the New York Stock Exchange's request, Artra has provided a definitive action plan demonstrating Artra's ability to achieve compliance with the New York Stock Exchange's listing standards, including the succession of Entrade common stock to such listing after the merger. Based upon a review of that plan, the New York Stock Exchange is continuing the listing of Artra common stock. Artra and, after the merger, Entrade will be subject to ongoing quarterly monitoring for compliance with the plan. Failure to meet any of the quarterly plan projections could result in the suspension from trading and subsequent delisting of Artra common stock and, after the merger, Entrade common stock. Artra's plan is dependent upon consummation of the merger during the third quarter of 1999. If the merger is not consummated, Artra may not be able to satisfy the listing requirements of the New York Stock Exchange, and Artra common stock may be delisted from the New York Stock Exchange.

         Artra's  potential   environmental   liabilities  and  other  potential
         liabilities from other claims may result in future costs to Artra that are difficult to estimate.

         Certain of the former operations of Artra and its subsidiaries have been subject to require ments imposed under certain federal, state and local environmental and health and safety laws and regulations, including the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability act ("CERCLA") and the Occupational Safety and Health Act and comparable state laws, relating to




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waste water  discharges,  air  emissions,  solid waste  management  and disposal practices, work place safety and real property use and ownership. Liability under CERCLA is, in most instances, strict, joint and several, meaning that Artra could be liable for all response costs incurred. As a result of these environmental matters, Artra and its subsidiaries have, from time to time, been and currently are involved in administrative and judicial proceedings and inquiries. The currently pending proceedings relate primarily to claims for damages with respect to sites and facilities of Baltimore Paint and Chemical Company, Harvel Industries, Inc., Dutch Boy Paints and Bagcraft Corporation of America. Artra has provided accruals for certain of these claims. Various uncertainties, however, with respect to these and other sites and facilities make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken. See "Information About Artra -- Legal Proceedings" on page __.

         In recent years, Artra has been a party to certain product liability claims relating to the former The Synkoloid Company subsidiary. Artra's product liability insurance has covered all such claims settled or adjudicated to date. Artra currently anticipates that its product liability insurance is adequate to cover any additional pending claims. If claims exceed the insurance coverage, however, Artra's financial position could be materially and adversely affected.

         Artra preferred stock may impact Artra's ability to obtain additional financing in the future.

         Artra has significant indebtedness, liabilities and obligations arising from certain outstand ing issues of redeemable Artra preferred stock of Artra and its subsidiaries. The Artra preferred stock, however, will be converted into Entrade common stock upon consummation of the merger. The degree to which Artra is encumbered could have important consequences if the merger is not consummated, including Artra's ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions and general corporate purposes.

Merger-Related Risk Factors

         Difficulties of integrating the new holding company structure after the merger could direct management's attention from operating the new business.

         The anticipated benefits of the proposed merger will depend in part on the integration of the new operating business of Entrade into the new holding company structure in which Entrade will be the holding company for Artra, entrade.com and 25% of the outstanding voting common stock of asseTrade.com. If serious difficulties are encountered during this integration, manage ment will have to divert its attention to address these issues, which could have an adverse effect on Entrade's consolidated operations and financial condition. Also, because Entrade currently has a minority interest in asseTrade.com, Entrade will not have the power to direct the management of asseTrade.com which could adversely impact the ability of Entrade to integrate the new operating business into the holding company structure.


         Substantial expenses resulting from the merger may affect quarterly results for the quarter in which the merger is consummated.

         Artra and Entrade estimate that they will incur aggregate pre-tax costs of approximately $600,000 associated with the merger and related transactions. These costs and expenses will affect results of operations in the quarter in which the merger is consummated.




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